WELLY TANTONO

(858) 550-6038

wtantono@cooley.com

December 21, 2007

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street N.E.

Washington, D.C. 20549

RE:	Response to letter dated December 17, 2007 regarding Verenium Corporation’s
Form 10-K for Fiscal Year Ended December 31, 2006 and
Form 10-Q for the Quarterly Period Ended September 30, 2007
File No. 000-29173

Dear Mr. Rosenberg:

On behalf of Verenium Corporation, a Delaware corporation (the “Company”), this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 17, 2007 (the “Comment Letter”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the Commission on March 16, 2007 (as amended by the Company’s Annual Report on Form 10-K/A, filed with the Commission on March 20, 2007) (as amended, the “Annual Report”), and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007, filed with the Commission on November 9, 2007 (the “Quarterly Report”). For the Staff’s convenience, the text of the Staff’s comments regarding the Annual Report and the Quarterly Report have been incorporated into this response letter in italics and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter.

Form 10-K for the year ended December 31, 2006

Item 1:	Business

Current Alliances and Other Agreements, page 19

1.	You disclose that your strategic partners have provided you with more than $275 million in funding since inception and are committed to additional funding of more than $20 million through 2010. Please file as exhibits the underlying contracts and other associated documents that relate to this financing arrangement as required by Item 601(b)(10) of Regulation S-K. If these documents were filed previously, please incorporate them by reference. Alternatively, if applicable, please provide us with an analysis supporting your determination that you are not substantially dependent on each of these agreements and that they are not required to be filed as exhibits.

Jim B. Rosenberg

December 21, 2007

Page Two

The Company acknowledges the Staff’s comments and informs the Staff that the total funding of approximately $275M has been derived from the following sources:

Source	Approximate Funding Through December 31, 2006	Approximate Percentage of Total Funding Through December 31, 2006	Underlying Contracts and References to Annual Report Exhibits, Where Applicable
Syngenta AG and affiliates (including Zymetrics)	$160M	58%

•        Amended and Restated Research Collaboration Agreement dated as of January 3, 2003 between the Company and Syngenta Participations AG (“Participations AG”) (filed as an exhibit to the Company’s Current Report on Form 8-K, filed with the Commission on January 6, 2003, and incorporated by reference into the Annual Report as Exhibit 10.16);

•        Transition Agreement dated May 28, 2004 by and between the Company, Zymetrics, Inc., Syngenta Seeds AG, and Participations AG (filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, filed with the Commission on August 6, 2004 (the “2004 Q2 Quarterly Report”) and incorporated by reference into the Annual Report as Exhibit 10.18);

•        Amendment to Amended and Restated Research Collaboration Agreement dated May 28, 2004 between the Company and Participations AG (filed as an exhibit to the 2002 Q2 Quarterly Report and incorporated by reference into the Annual Report as Exhibit 10.19); and

•        License and Research Agreement by and between Participations AG and the Company, effective December 31, 2006 (filed as Exhibit 10.26 to the Annual Report).

Jim B. Rosenberg

December 21, 2007

Page Three

Source	Approximate Funding Through December 31, 2006	Approximate Percentage of Total Funding Through December 31, 2006	Underlying Contracts and References to Annual Report Exhibits, Where Applicable
Innovase LLC	$32M	12%	See explanation below.

The Dow Chemical Company	$17M	6%

•        License Agreement by and between the Company and The Dow Chemical Company (“Dow”) dated July 20, 1997 and July 22, 1997 (filed as an exhibit to the Company’s Registration Statement on Form S-1 (No. 333-92853) originally filed with the Commission on December 16, 1999, as amended (the “Registration Statement”), and incorporated by reference into the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the Commission on March 16, 2006 (the “2005 Annual Report”) as Exhibit 10.15);

•        Collaborative Research Agreement by and between the Company and Dow dated July 20, 1999 and July 22, 1999 (filed as an exhibit to the Registration Statement, and incorporated by reference into the 2005 Annual Report as Exhibit 10.16);

•        Master Collaboration Agreement by and between the Company and Dow, effective as of September 30, 2000 (filed as an exhibit to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed with the Commission on March 30, 2001 (the “2000 Annual Report”) and incorporated by reference into the 2005 Annual Report as Exhibit 10.40);

•        Project Agreement by and between the Company and Dow, effective as of September 30, 2000 (filed as an exhibit to the 2000 Annual Report and incorporated by reference into the 2005 Annual Report as Exhibit 10.40).

The agreements in the foregoing are collectively referred to as the “Dow Agreements.”

Jim B. Rosenberg

December 21, 2007

Page Four

Source	Approximate Funding Through December 31, 2006	Approximate Percentage of Total Funding Through December 31, 2006	Underlying Contracts and References to Annual Report Exhibits, Where Applicable
Government Grants	$20M	7%	Various contracts
Other Collaborations	$46M	17%	Various contracts
Total	$275M	100%

For the agreements underlying the above-referenced funding sources that have not been filed as exhibits to the Annual Report or incorporated by reference into the Annual Report, the Company has determined it is not required to file such agreements under Item 601(b)(10) of Regulation S-K because:

1) As disclosed in the 2005 Annual Report, all of the Dow Agreements expired in 2004;

2) In addition, as disclosed in our 2005 Annual Report, Innovase LLC, one of our inactive subsidiaries, was formed in June 2000 and was formerly an industrial enzyme joint venture between us and Dow. Under the terms of the joint venture agreement, we were required to fund certain operating expenses of Innovase LLC. In December 2003, we signed a definitive agreement with Dow to restructure the Innovase joint venture, and all joint venture related agreements involving Dow and us were terminated;

3) With respect to the government grants and the other collaboration agreements, the Company has determined that it is not currently dependent on any individual government grant or collaboration agreement.

Manufacturing Strategy, page 25

2.	You disclose that you entered into a manufacturing agreement with Fermic in 2002, which was modified in 2006, and that the agreement requires commitments to Fermic of approximately $24.7 million over the next three years. Please file as exhibits the underlying contract and other associated documents that relate to this agreement as required by Item 601(b)(10) of Regulation S-K. If these agreements were filed previously, please incorporate them by reference. Alternatively, if applicable, please provide us with an analysis supporting your determination that you are not substantially dependent on this agreement and that it is not required to be filed as an exhibit.

The Company acknowledges the Staff’s comments and informs the Staff that the Company will file a copy of its agreement with Fermic with its Annual Report on Form 10-K for the fiscal year ended December 30, 2007 (“2007 Annual Report”), which is the next periodic filing required to be filed by the Company under the Securities Exchange Act of 1934, as amended.

Jim B. Rosenberg

December 21, 2007

Page Five

Financial Statements

Consolidated Statements of Operations, page 72

3.	Please disclose the cost of product-related revenues from related parties similar to the way you disclosed revenues from related parties. Please refer to Rule 4.08(k) of Regulation S-X.

The Company acknowledges that its current disclosure language does not specifically include the cost of product-related revenues from related parties and will expand its disclosure to include the foregoing in its future filings beginning with its 2007 Annual Report.

Note 1 – Organization and Summary of Significant Accounting Policies

Revenue Recognition, page 78

4.	You disclose that you recognize product-related profit-sharing revenues during the quarter in which this revenue is earned based on estimates provided by your profit-sharing partner. Please tell us the nature of the estimates provided by your profit-sharing partner and the revenue recognition criteria you have applied to such arrangements.

The Company acknowledges the Staff’s comments and supplementally advises the Staff that on a quarterly basis throughout fiscal year 2006, the Company received from its profit-sharing partner a preliminary calculation of profit-sharing based on preliminary revenue and expense figures through the final month of the applicable quarter. The Company recorded this amount as its profit-sharing revenue for such quarter, and recorded any adjustments to those preliminary figures in the following quarter. To date, none of these adjustments have been material. For two most recent quarters of fiscal year 2007 (the quarters ended June 30, 2007 and September 30, 2007), our profit-sharing partner has provided us with a final calculation of the profit share; as such, our profit-sharing revenues for the quarters ended June 30, 2007 and September 30, 2007 were based on actual results. The Company will consider additional or expanded disclosure in future filings to address the fact that the calculation is now largely based on actual results, or alternatively, will provide additional disclosure regarding the nature of estimates used to derive its profit-sharing revenue.

Note 8: Concentration of Business Risk, page 94

5.	You disclose that two customers individually comprised 46% and 18%, respectively, of your total revenue on December 31, 2006. Please identify these customers in accordance with Item 101(c)(1)(viii) of Regulation S-K.

The Company acknowledges the Staff’s comments and informs the Staff that Syngenta and Danisco were responsible for 46% and 18%, respectively, of the Company’s total revenue as of December 31, 2006. The Company supplementally advises the Staff that it has identified these customers by name along with the associated revenue in Note 3, “Significant Agreements,” beginning on page on 84 of the Annual Report. The Company acknowledges that it does not specifically identify these customers in Note 8 of the financial statements and will revise its future filings (beginning with its 2007 Annual Report) to disclose the identities of its customers in accordance with Item 101(c)(1)(viii) of Regulation S-K in the Concentration of Business Risk footnote to the Company’s financial statements.

Jim B. Rosenberg

December 21, 2007

Page Six

Form 10-Q for the Quarterly Period Ended September 30, 2007

Notes to Condensed Consolidated Financial Statements

Note 7 – Merger Transaction, page 9

6.	You disclose that the acquisition of Celunol will produce significant benefits. Given that Celunol had no operations and a stockholders’ deficit as of March 31, 2007, please increase your disclosure and quantify, if possible, as to the factors that contributed to a purchase price which results in the recognition of $106 million in goodwill in accordance with paragraph 51(b) of SFAS 141.

The Company acknowledges the Staff’s comments and supplementally advises the Staff as follows:

In connection with the merger, the Company’s pre-merger board of directors received a written opinion from UBS Securities LLC as to the fairness, from a financial point of view and as of the date of such opinion, to the Company of the aggregate consideration to be paid by the Company in the merger of approximately $150 million.

The excess of the fair value of consideration over the fair value of net assets acquired was allocated first to in-process research and development, and the remaining to goodwill. This purchase price allocation was determined by management based upon an independent analysis provided by an independent third party valuation services firm.

In its Registration Statement on Form S-4 (No. 141392), filed with the Commission on March 17, 2007 and amended on March 19, 2007 and May 8, 2007, the Company disclosed management’s justification for the purchase price paid in connection with the acquisition of Celunol and resulting residual goodwill, a summary of which is provided below:

1) the addition of Celunol’s assets, technologies and skills to the Company’s technologies and expertise will both (i) provide important operating plant assets which will accelerate the testing and development of these novel enzyme cocktails and (ii) provide additional components for the accelerated development of biomass-based biorefineries using a variety of feedstocks and incorporating the Company’s novel enzyme cocktails;

2) the Company’s technologies and expertise will provide differentiated, stable and economical enzyme cocktails tuned to each specific biomass feedstock and tailored for any pretreatment method which, coupled with Celunol’s assets and strengths, will provide excellent synergy and help enable the combined company’s accelerated penetration of the biofuels marketplace;

Jim B. Rosenberg

December 21, 2007

Page Seven

3) the potential multi-billion dollar market opportunity represented by the emerging cellulosic ethanol industry, the potential advantages for first movers within the industry, the benefits associated with the integration of the two companies’ complementary businesses and strategies and the combined expertise of each company’s personnel, including the opportunity for the two companies to combine their technological resources to accelerate the development of enabling enzyme cocktails, provide integrated enzyme and process engineering solutions, develop and build a portfolio of commercial scale cellulosic ethanol production and other biomass facilities in the United States and abroad and to provide integrated biomass-to-ethanol processing;

4) the potential benefits associated with the integration of the two companies’ complementary intellectual property assets, including the opportunity for the combined company to use existing proprietary technologies to attempt the scaled production of ethanol as well as other biofuels such as butanol and fine and commodity chemicals and to operate biorefineries using relatively inexpensive sugars to produce biofuels and other high-value chemicals;

5) the accelerated and greater opportunities for growth than the Company would have operating independently and/or pursuing its strategy of vertical integration within biofuels independently or via a partnering approach; and

6) the greater control the Company would have over, as well as the greater potential value the Company would retain in, the process of developing novel enzyme cocktails to convert cellulosic biomass to fermentable sugars than the Company would have via a partnering approach.

The Company acknowledges that its current disclosure language does not specifically address the factors that contributed to the recognition of goodwill in connection with its merger with Celunol and will expand its disclosure to include the foregoing in future filings beginning with its 2007 Annual Report.

* * * * *

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (858) 550-6038 if you have any questions or would like any additional information regarding this matter.

Jim B. Rosenberg

December 21, 2007

Page Eight

Very truly yours,

Cooley Godward Kronish LLP

/s/ Welly Tantono
Welly Tantono

cc:	John A. McCarthy, Jr.

Jeffrey G. Black

M. Wainwright Fishburn

Matthew T. Browne